
07001330

SECl 07001330 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

PROCESSED

Fairfield (City) New Jersey (State) 07004 (Zip Code)

MAR 0 7 2007

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandralin Kiss (973) 882-9337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cipolla Sziklay Assurance Services L.L.C.
(Name – *if individual, state last, first, middle name*)

One Boland Drive (Address) West Orange (City) New Jersey (State) 07052 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Executive Vice President, COO
Title

Sworn to and subscribed before me this 20th day of February 2007



Notary Public

COLLEEN A. WESTERVELT
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/30/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)

December 31, 2006

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7-13

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL.
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

Independent Auditors' Report

Board of Directors
Financial Northeastern Securities, Inc.

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liability subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Northeastern Securities, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cipolla Sziklay Assurance Services, L.L.C.

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

West Orange, New Jersey
February 7, 2006

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 4,595,981
Accounts receivable	916,104
Due from affiliate	26,201
Securities owned, at market	2,050,095
Property and equipment, net	307,587
Other assets	213,349
Total assets	$ 8,109,317

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 415,336
Payable to clearing broker	3,532
Income taxes payable	19,111
Notes payable & capital lease obligations	207,932
Dividend payable	820,762
	1,466,673
Notes payable subordinated to claims of general creditors	4,782,563
Stockholders' equity	
Common stock, no par value, 2,500 shares authorized, 20 shares issued and outstanding	1,000
Retained earnings	1,859,081
Total stockholders' equity	1,860,081
Total liabilities and stockholders' equity	$ 8,109,317

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues	
Commissions	$ 1,675,853
Principal transactions	3,286,236
Underwriting of certificates of deposit	8,386,637
Interest	172,796
Other income	1,022,220
	14,543,742
Expenses	
Employee compensation and benefits	7,938,467
Floor brokerage, exchange, and clearance fees	2,136,340
Communications and data processing	279,012
Interest	393,854
Occupancy	307,972
Other general and administrative expenses	1,499,083
	12,554,728
Income before income taxes	1,989,014
Income taxes	
Current	5,201
Deferred	87
	5,288
Net income	$ 1,983,726

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, beginning of year	20	$ 1,000	$ 1,040,003	$ 1,041,003
Net income	-	-	1,983,726	1,983,726
Distributions	-	-	(1,164,648)	(1,164,648)
Balance, end of year	20	$ 1,000	$1,859,081	$ 1,860,081

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2006

Balance, beginning of year	$	5,312,493
Accrued interest		327,492
Payment of principal and interest		(857,422)
Balance, end of year	$	4,782,563

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 1,983,726
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation	101,033
Changes in operating assets and liabilities:	
Accounts receivable	146,451
Due from affiliate	(54,477)
Securities owned at market	(950,479)
Interest receivable	32,920
Other assets	7,740
Accounts payable and accrued expenses	38,869
Payable to clearing broker	26,766
Income taxes payable	753,369
Accrued interest on notes payable subordinated to claims of general creditors	327,492
Net cash provided by operating activities:	2,413,410
Net cash used in investing activities:	
Purchase of property and equipment	(11,187)
Net cash used in financing activities:	
Repayment of notes payable subordinated to claims of general creditors	(857,422)
Repayments of notes payable and capital lease obligations	(110,754)
Distribution to shareholders	(1,112,907)
	(2,081,083)
Net increase in cash and cash equivalents	321,140
Cash and cash equivalents, beginning of year	4,274,841
Cash and cash equivalents, end of year	$ 4,595,981

Supplemental disclosure of cash flow information:

Cash paid during the year for :	
Income taxes	$ 6,000
Interest	$ 260,856

Non-cash financing activities include increase in dividends payable of $51,742.

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS

Financial Northeastern Securities, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist of full service broker/dealer activities, proprietary trading and underwriting certificates of deposit.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. At December 31, 2006, management believes that the carrying amount of cash equivalents approximates fair value because of the short maturity of theses financial instruments.

Accounts Receivable
Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Securities Owned, at market
Marketable securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with gains and losses, determined using the specific identification method, recognized currently in the statement of operations.

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Telephone equipment	10 years	Straight-line
Computer hardware	3 years	Straight-line
Vehicles	5 years	Declining-balance

Revenue and Expense Recognition from Securities Transactions
Commission revenues and expenses are recognized on a settlement-date basis, which is not materially different from trade-date basis. Proprietary securities transactions and the related revenue and expense are also recorded on a settlement-date basis, which is not materially different from trade-date basis recognition.

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Underwriting Revenues
Underwriting revenues are recorded in accordance with the terms of the respective underwriting agreements.

Income Taxes
As an "S" corporation, the Company will not be subject to federal income tax and will be subjected to a reduced state income tax rate. The individual shareholders are responsible for the payment of income taxes on the Company's earnings.

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", deferred income taxes are recognized for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Dividends Payable
The Company has committed to reimburse its stockholders for the income tax liability that will be incurred by the stockholders as a result of the "S" corporation elections. Dividends payable of approximately $820,762 have been recorded in recognition of this obligation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Financial Instruments
All of the Company's financial instruments are carried at fair market value or amounts approximating fair market value due to their short term nature or quoted market prices. Changes in market values of securities owned are included in the determination of net income.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture & fixtures	$224,885
Telephone equipment	165,845
Computer hardware	204,140
Vehicles	71,373
	666,243
Less: accumulated depreciation and amortization	(358,656)
	$307,587

Depreciation expense for 2006 approximates $101,000. Assets purchased under capital lease obligations are included above having a cost of $71,373 and accumulated depreciation of $59,040 as of December 31, 2006.

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 4 - SECURITIES OWNED

Details of securities owned and classified as trading securities at December 31, 2006 are as follows:

Certificates of Deposit	$2,038,945
Equity Securities	11,150
	$2,050,095

NOTE 5 - NOTES PAYABLE AND CAPITAL LEASE OBLIGATION

Equipment notes payable
Equipment notes maturing through 2009 bear interest at 5% to 6.25% per annum; the notes are secured by the underlying equipment. Aggregate required note principal payments are as follows:

Year Ending December 31,	
2007	$ 82,223
2008	77,462
2009	27,634
Total	$ 187,319

Capital lease obligation
A capital lease obligation maturing in 2008 bears interest at 4.5% per annum; the capital lease obligation is secured by the underlying equipment. Minimum annual payments under capital lease obligation are as follows:

Year Ending December 31,	
2007	$ 13,793
2008	7,523
	21,316
Less: amount representing interest	(703)
Principal due	$ 20,613

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 6 – NOTES PAYABLE SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated notes are payable to the Company's stockholders and bear interest at prime plus two percent, not to exceed 8% (8% at December 31, 2006). The principle amount outstanding under the notes are repayable in 27 quarterly installments commencing on April 1, 2006.

Principle amount outstanding under notes	$3,811,828
Accrued interest	970,735
	$4,782,563

The subordinated notes and related accrued interest qualify as capital as they are subject to a satisfactory subordination agreement under 17 CFR 240.15c3-1. Repayment by the Company would be suspended if its aggregate indebtedness would exceed 1,200 percent of its net capital and certain equity capital withdrawal and additional debt limitations are also in place. The common stock of the Company has been pledged to the note holders. Interest expense on subordinated notes total approximately $327,000 in 2006.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $5,191,385, which was $5,091,385 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 8.7 to 1.

NOTE 8 – INCOME TAXES

The provision for income taxes consists of the following:

Current	
Federal	$ - 0 -
State	5,201
	$ 5,201
Deferred	
Federal	$ - 0 -
State	87
	$ 87

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 8 – INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

Deferred tax assets:	
Benefit plans	$ 6,817
Liabilities and reserves	5,341
Gross deferred tax assets	12,158
Valuation allowance	-0-
Total	12,158
Deferred tax liabilities:	
Property and equipment	(782)
Net deferred tax asset	$ 11,376

No valuation allowance is deemed necessary as the Company is expected to generate future taxable income exceeding the amounts of future reversing deductible temporary differences. No change has occurred in the valuation allowance during the year.

NOTE 9 – OFF-BALANCE SHEET RISK

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for some execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company has entered into various operating leases for office space and automotive equipment. The Company has an option to renew their office leases for a five-year period. Aggregate future lease payments for office space and equipment for the five years subsequent to December 31, 2006 are as follows:

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

Year Ending December 31,	
2007	$ 316,000
2008	342,000
2009	343,000
2010	345,000
2011	245,000
	$ 1,591,000

Rent expenses under operating leases were approximately $340,000 during 2006. As described in note 11, an agreement is in place whereby an affiliated company shares the cost relative to the office space lease.

NOTE 11 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative cost sharing agreement, the Company shares the cost of overhead expenses with an affiliated company based on relative sales levels. As of December 31, 2006 there exists an amount due from affiliate of $26,201, which was derived as follows:

Balance, January 1, 2006	($ 28,276)
Expenses incurred by affiliate for the benefit of the Company	(2,838,523)
Cash paid by the Company to affiliate	2,893,000
Balance, December 31, 2006	$ 26,201

NOTE 12 –PENSION PLANS

Defined Contribution Pension Plan

The Company is a participating employer of a profit sharing plan that allow for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit by the employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. Total expense for the defined contribution pension plan for the year ended December 31, 2006 is approximately $168,000.

Defined Compensation Plan

An affiliate established a non-qualified deferred compensation program in 2004 with certain key employees whereby they may defer a portion of annual compensation for payment upon retirement. The employee immediately vests with respect to their contributions.

NOTE 12 -PENSION PLANS (Continued)

Supplemental Executive Retirement Plan
An affiliate established a Supplemental Executive Retirement Plan (SERP) in 2004. The Company has absolute discretion to defer compensation on behalf of the participants. Participants vest in the employer contributions after ten agreement years, except for any employee who terminates employment due to retirement or disability. Vesting credits were given to initial participants in the plan, based on years of service with the Company, for up to five years of vesting credits. The Plan also provides for a death benefit to employed participants. The Company purchases Company-owned life insurance contracts that will allow the Company to recover a portion of its cost upon the death of the employee.

Total expense for the SERP agreements for the year ended December 31, 2006 is approximately $321,000.

END